WELCOME



Monroe Bancorp

Investor Presentation

Mark D. Bradford

President/CEO

MONROE BANCORP

NASDAQ Symbol: MROE

Forward-looking Statement

This presentation contains forward-looking statements about the Company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may" or words of similar meaning. These forward-looking statements, by their nature, are subject to risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the markets in which the Company does business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business of the Company; and (6) changes in real estate values or the real estate markets. Further information on other factors which could affect the financial results of the Company are included in the Company's filings with the Securities and Exchange Commission.





MONROE BANCORP

NASDAQ Symbol: MROE

Banking Center and Loan Production Office Locations

MI
OH
IL
KY
Chicago
Fort Wayne
Lafayette
Champaign
Muncie
Indianapolis
Dayton
Cincinnati
Louisville
Frankfort
Lexington
Evansville
Bloomington
Bedford
Brownstown
Indianapolis
Crawfordsville
Montgomery
Lebanon
Boone
Noblesville
Hamilton
Carmel
Fishers
Anderson
Madison
Delaware
New Castle
Henry
Lawrence
Marion
Speedway
Hancock
Greenfield
Hendricks
Plainfield
Beech Grove
Parke
Edgar
Putnam
Greenwood
Rush
Shelbyville
Shelby
Franklin
Johnson
Morgan
Martinsville
Terre Haute
Vigo
Clark
Clay
Owen
IN
Greensburg
Decatur
Columbus
Bartholomew
Brown
Monroe
Sullivan
Greene
Ripley
Seymour
Jennings
Crawford
Jackson
Lawrence
Knox
Daviess
Martin
Scott
Jefferson
Carroll
Vincennes
Washington

Background Information

- Headquarters – Bloomington, Indiana/Monroe County
- Approximately 70% of Company's business is in Monroe County
- 2006 Population – 122,613
- Population Growth 1990 to 2000 – 10.6%
- Home of Indiana University Bloomington
  - Employees – 7,000
  - 2006/2007 Enrollment – 38,263
- However, most of the Company's growth is occurring along the outer perimeter of Indianapolis.





MONROE BANCORP

NASDAQ Symbol: MROE

Monroe Bancorp Profile

(Dollars in Thousands)

	12/31/05	12/31/06	12/31/07	% Increase 2007
Bancorp Assets	$713,060	$ 748,193	$778,080	4.0%
Trust Assets	237,026	271,766	353,668	30.1%
Investment Services Assets	168,770	157,433	163,847	4.1%
Total	$1,118,856	$1,177,392	$1,295,595	10.0%

- **16 Locations**
  - **12 Banking Centers**
  - **1 Loan Production Office**
  - **3 Retirement Community Locations**

Monroe Bancorp Profile

- Focus on commercial real estate and business lending
- No direct exposure to subprime loans
- Investment portfolio is high quality and short duration
- Asset growth largely funded by local deposits
- Focus on fee income (e.g., wealth management, deposit services, investment sales, and mortgages originated for sale)
- Distinguish ourselves through service quality, community involvement, flexibility, and responsiveness

Why invest in Monroe Bancorp?

- Management believes the Company's Bloomington-based operation provides a predictable and strong earnings stream

- Management intends to use this earnings stream to expand along the outer perimeter of Indianapolis



MONROE BANCORP

NASDAQ Symbol: MROE

Monroe Bancorp Stock

- December 31, 2007 Closing Price: $16.00
- Basic Earnings Per Share Last Twelve Months (LTM): $1.24
- Price Earnings Ratio (LTM): 12.90x
- 2007 Dividend Yield: 3.06%
- Book Value Per Share: $8.76
- Price/Book Value: 1.83x



MONROE BANCORP
NASDAQ Symbol: MROE

Financial Performance

Earnings Per Share (Basic)

Compound Annual Growth Rate 13.4%

Financial Performance

Return on Average Equity



Consistently among the top five publicly traded financial institutions in Indiana (50 companies)



MONROE BANCORP
NASDAQ Symbol: MROE

Financial Performance

Total Loans (Dollars in Millions)

Year	Total Loans
2003	$424.5
2004	$477.1
2005	$525.5
2006	$559.5
2007	$584.8

Compound Annual Growth Rate 8.3%

Financial Performance

Credit Quality



- Allowance for loan losses as a % of ending loans
- Non-performing loans as a % of ending loans/includes 90 days past due
- Net charge-offs to average loans

Monroe Bancorp

NASDAQ Symbol: MROE

Financial Performance

Asset Quality (All Markets & Lines of Business)

All Markets & Lines of Business								
	Total		Greater than 30 Days Past Due		Greater than 90 Days Past Due		Non-accrual	
Loan Category	Balance	Loans	Balance	Loans	Balance	Loans	Balance	Loans
Land Development - Commercial	2,962,689	14	-	-	-	-	-	-
Land Development - Residential	45,009,661	84	5,046,584	4	5,046,584	4	5,046,584	4
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	69,328,915	578	1,546,880	17	1,158,197	14	1,395,919	14
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	906,143	28	84,689	2	84,689	2	60,816	1
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	54,826,800	670	1,026,534	11	2,237	1	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	18,778,047	726	93,879	2	-	-	-	-
Total	**191,812,255**	**2,100**	**7,798,567**	**36**	**6,291,708**	**21**	**6,503,320**	**19**

Monroe Bancorp

NASDAQ Symbol: MROE

Financial Performance

Asset Quality (All Markets & Lines of Business) (Continued)

All Markets & Lines of Business (continued)				
	Other Real Estate Owned (OREO)		Loans Charged Off	Loans Recovered
Loan Category	**Balance**	**Loans**	**Balance**	**Balance**
Land Development - Commercial	-	-	-	-
Land Development - Residential	-	-	498,100	-
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	699,550	2	623,275	211,874
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	-	-	108,605	-
Total	**699,550**	**2**	**1,229,980**	**211,874**

Monroe Bancorp

NASDAQ Symbol: MROE

Financial Performance

Asset Quality (Bloomington Market)

Bloomington Market								
	Total		Greater than 30 Days Past Due		Greater than 90 Days Past Due		Non-accrual	
Loan Category	Balance	Loans	Balance	Loans	Balance	Loans	Balance	Loans
Land Development - Commercial	1,216,557	11	-	-	-	-	-	-
Land Development - Residential	7,398,127	62	56,610	2	56,610	2	56,610	2
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	44,870,587	393	388,190	5	220,797	3	458,519	3
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	773,396	25	84,689	2	84,689	2	60,816	1
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	2,692,076	23	-	-	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	938,651	17	-	-	-	-	-	-
Total	**57,889,395**	**531**	**529,489**	**9**	**362,096**	**7**	**575,945**	**6**

MONROE BANCORP

NASDAQ Symbol: MROE

Financial Performance

Asset Quality (Bloomington Market) (Continued)

Bloomington Market (continued)				
	Other Real Estate Owned (OREO)		Loans Charged Off	Loans Recovered
Loan Category	Balance	Loans	Balance	Balance
Land Development - Commercial	-	-	-	-
Land Development - Residential	-	-	-	-
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	-	-	-	-
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	-	-	-	-
Total	-	-	-	-

Asset Quality (Central Indiana Market)

	Central Indiana Market							
	Total		Greater than 30 Days Past Due		Greater than 90 Days Past Due		Non-accrual	
Loan Category	Balance	Loans	Balance	Loans	Balance	Loans	Balance	Loans
Land Development - Commercial	1,746,132	3	-	-	-	-	-	-
Land Development - Residential	37,611,533	22	4,989,975	2	4,989,975	2	4,989,975	2
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	20,704,258	125	978,467	11	757,178	10	757,178	10
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	19,677	1	-	-	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	913,267	2	-	-	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	467,597	4	-	-	-	-	-	-
Total	61,462,464	157	5,968,442	13	5,747,153	12	5,747,153	12

Monroe Bancorp

NASDAQ Symbol: MROE

Financial Performance

Asset Quality (Central Indiana Market) (Continued)

Central Indiana Market (Continued)				
	Other Real Estate Owned (OREO)		Loans Charged Off	Loans Recovered
Loan Category	Balance	Loans	Balance	Balance
Land Development - Commercial	-	-	-	-
Land Development - Residential	-	-	498,100	-
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	699,550	2	623,275	211,874
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	-	-	-	-
Total	**699,550**	**2**	**1,121,375**	**211,874**

MONROE BANCORP

NASDAQ Symbol: MROE

Asset Quality (Consumer & Residential Mortgage)

Loan Category	Consumer & Residential Mortgage							
	Total		Greater than 30 Days Past Due		Greater than 90 Days Past Due		Non-accrual	
	Balance	Loans	Balance	Loans	Balance	Loans	Balance	Loans
Land Development - Commercial	-	-	-	-	-	-	-	-
Land Development - Residential	-	-	-	-	-	-	-	-
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	3,754,070	60	180,222	1	180,222	1	180,222	1
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	113,070	2	-	-	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	51,221,456	645	1,026,534	11	2,237	1	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	17,371,799	705	93,879	2	-	-	-	-
Total	**72,460,396**	**1,412**	**1,300,636**	**14**	**182,459**	**2**	**180,222**	**1**

Financial Performance

Asset Quality (Consumer & Residential Mortgage) (Continued)

Consumer & Residential Mortgage (Continued)				
	Other Real Estate Owned (OREO)		Loans Charged Off	Loans Recovered
Loan Category	Balance	Loans	Balance	Balance
Land Development - Commercial	-	-	-	-
Land Development - Residential	-	-	-	-
Residential Real Estate - 1-4 Family Non-owner Occupied (first lien)	-	-	-	-
Residential Real Estate - 1-4 Family Non-owner Occupied (junior lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (first lien)	-	-	-	-
Residential Real Estate - 1-4 Family Owner Occupied (junior lien)	-	-	108,605	-
Total	-	-	**108,605**	-



MONROE BANCORP

NASDAQ Symbol: MROE

Financial Performance

Total Deposits (Dollars in Millions)

$700
$650
$600
$550
$500
$450
$400
$350
$300

Year	Deposits
2003	$436.7
2004	$483.5
2005	$576.2
2006	$589.3
2007	$619.7

Compound Annual Growth Rate 9.1%



MONROE BANCORP

NASDAQ Symbol: MROE

Fee Income (Dollars in Thousands)

Legend:
- Deposit Charges
- Brokerage Commissions
- Debit Card Interchange
- % of Revenue
- Trust Fees
- Mortgage Fees
- Other

Values: 2003: $7,755 · 2004: $8,102 · 2005: $9,140 · 2006: $9,285 · 2007: $10,086

Stock Valuation Versus Peers

Comparative Financial Performance
MROE – ROAE well above Peer – Price /Earnings well below Peer

	Total Assets	LTM ROAE	Price/LTM EPS
Monroe Bancorp (MROE)	755m	15.28%	12.5x
Selected Peer Banks			
Horizon (HBNC)	1,259m	12.29%	8.7x
German American (GABC)	1,136m	9.95%	15.1x
Home Federal (HOMF)	909m	8.94%	13.5x
Community Bank Shares (CBIN)	817m	6.29%	16.5x
SY Bancorp (SYBT)	1,482m	17.26%	12.7x
Porter Bancorp (PBIB)	1,456m	12.39%	10.1x
Bank of Kentucky (BKYF)	1,233m	12.62%	12.7x
First Financial (FFKY)	873m	12.88%	11.1x
Camco (CAFI)	1,048m	5.45%	14.3x
LNB Bancorp (LNBB)	1,019m	6.37%	20.1x
Farmers (FMNB)	806m	8.75%	13.4x
Ohio Valley (OVBC)	783m	10.35%	16.4x
First Citizens (FCZA)	777m	8.13%	11.8x
Centrue (TRUE)	1,363m	8.25%	12.1x
QCR Holdings (QCRH)	1,477m	7.70%	14.0x
Princeton National (PNBC)	1,081m	10.29%	12.3x
First Mid-Illinois (FMBH)	1,021m	13.18%	15.6x
Averages (17 Banks)	1,091m	10.06%	13.6x

Information from 1/28/08 Stifel Nicolaus Regional Bank Summary



Shareholder Focus

Investment Performance

$294,364

$10,000

12/31/07 Compound Annual Growth Rate – 16.6%

Employee Stock Ownership Plan (ESOP) formed 12/31/85



Shareholder Focus

MONROE BANCORP
NASDAQ Symbol: MROE

Dividends Per Share

20 Consecutive Years of Dividend Increases

2007 Dividend Yield – 3.06% (based on 12/31/07 closing price)

MONROE BANCORP
NASDAQ Symbol: MROE

Expansion Plans

- Targeted Indianapolis Metropolitan Market
- 12th Largest City in the U.S.
- Metro Population of 1.6 million
- #10 on Forbes Top 100 Best Places for Business (2006)
- 3.9% unemployment rate (December 2007)
- Home of the Indianapolis Colts





Expansion into Indianapolis Market

Hendricks County Full Service Retail Strategy

- 2006 Population 131,204

- Percent Change 1990 to 2000 37.5% - 2nd in State

- Median Household Income in 2004 $63,058 – 2nd in State

- Monroe Bank Deposit Market Share as of June 30, 2007: 5.2% (8th)

- Convert Limited Service Locations to Full Service Banking Centers

		Date Opened	Converted to Full Service
1.	Brownsburg	5/02	1/06
2.	Avon	9/01	1/08
3.	Plainfield	10/01	12/07



Expansion into Indianapolis Market

Brownsburg Banking Center

(Dollars in Thousands)

	12/31/05	12/31/07	% Change
Number of Checking Accounts	114	649	469.3%
Average Balance of Checking Accounts	$640	$3,071	379.8%
Monthly Average Deposit Balance	$25,995	$57,575	121.5%

Expansion into Indianapolis Market

Future Expansion – Hendricks County

- Plainfield full service banking center opened 12/07



Expansion into Indianapolis Market

Future Expansion – Hendricks County

- Avon full service Banking Center opened 1/08



MONROE BANCORP

NASDAQ Symbol: MROE

Future Expansion – Hamilton County

- Noblesville Banking Center to open 8/08





Expansion into Indianapolis Market

Indianapolis Metropolitan Area Loan Growth

(Dollars in Thousands)

2003	$57,714
2004	$77,837
2005	$109,081
2006	$146,122
2007	$165,720

Compound Annual Growth Rate – 30.2%

MONROE BANCORP
NASDAQ Symbol: MROE

Indianapolis Metropolitan Area Consolidation

- 11/3/06 – Sky Financial completes merger with Union Federal Bank

- 7/1/07 – Huntington Bancshares completes merger with Sky Financial

- 7/9/07 – First Indiana announced its intent to merge with Marshall & Ilsey

  – 45.1% market premium over previous day

  – 22.1 x LTM earnings (MB – 12.90x)

  – Price if First Indiana P/E applied to Monroe $27.40

Commitment to Customer Service

Mystery Shopping

Year	# Shops	Average Score
2003	1,331	92.6%
2004	1,202	94.2%
2005	1,164	94.5%
2006	1,486	95.4%
2007	1,747	95.7%

Commitment to Customer Service

Effective Use of Technology – Digital Deposit

- Most exciting product I have seen in my 17 years in banking
- Business customers take digital image of checks received
- Transmit online to bank
- Integrate easily into Accounts Receivable systems

Commitment to Customer Service

Effective Use of Technology – Digital Deposit

Advantages

- Faster funds availability
- Eliminates trips to the bank
- Extends deposit window
- Reduced transportation/liability costs
- Finger tip access to more information

Effective Use of Technology – Digital Deposit

Successful Launch

- Launched product in December 2006

- Hosted four demonstrations

- Installed 37 machines for 54 customers

- Processed 4,845 items in January 2008

- Bank able to fulfill all of a customer's banking needs with no area branch locations

- Future focus

  – Non-customers

  – Indianapolis Market

  – Consumer Application

Commitment to Customer Service

Expanding Market Share – Monroe County
(Dollars in Thousands)

	6/30/96	6/30/07
Monroe Bank		
Total Deposits	$225,593	$453,648
Market Share	21.8%	29.7%
Rank	Second	First
Bank One/Chase		
Total Deposits	$310,014	$303,743
Market Share	30.0%	19.9%
Rank	First	Second

Why invest in Monroe Bancorp?

- Financial performance above Peer
- Stock valuation below Peer
- Shareholder focus
- Expansion along outer perimeter of Indianapolis
- Commitment to Customer Service